Exhibit 99.9

IFRS USD Earning Release

Infosys Limited and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets as of

(Dollars in millions except equity share)

		March 31, 2017	March 31, 2016
ASSETS
Current assets
Cash and cash equivalents	2.1	3,489	4,935
Current investments	2.2	1,538	11
Trade receivables		1,900	1,710
Unbilled revenue		562	457
Prepayments and other current assets	2.4	749	672
Derivative financial instruments	2.3	44	17
Total current assets		8,282	7,802
Non-current assets
Property, plant and equipment	2.7	1,807	1,589
Goodwill	2.8	563	568
Intangible assets		120	149
Investment in associate		11	16
Non-current investments	2.2	984	273
Deferred income tax assets		83	81
Income tax assets		881	789
Other non-current assets	2.4	123	111
Total Non-current assets		4,572	3,576
Total assets		12,854	11,378
LIABILITIES AND EQUITY
Current liabilities
Trade payables		57	58
Derivative financial instruments	2.3	–	1
Current income tax liabilities		599	515
Client deposits		5	4
Unearned revenue		274	201
Employee benefit obligations		209	202
Provisions	2.6	63	77
Other current liabilities	2.5	954	940
Total current liabilities		2,161	1,998
Non-current liabilities
Deferred income tax liabilities		32	39
Other non-current liabilities	2.5	24	17
Total liabilities		2,217	2,054
Equity
Share capital - 5/- ($0.16) par value 2,400,000,000 (2,400,000,000) equity shares authorized, issued and outstanding 2,285,655,150 (2,285,621,088) net of 11,289,514 (11,323,576) treasury shares, as of March 31, 2017 (March 31, 2016), respectively		199	199
Share premium		587	570
Retained earnings		12,190	11,083
Cash flow hedge reserve		6	–
Other reserves		–	–
Other components of equity		(2,345)	(2,528)
Total equity attributable to equity holders of the company		10,637	9,324
Non–controlling interests		–	–
Total equity		10,637	9,324
Total liabilities and equity		12,854	11,378

The accompanying notes form an integral part of the condensed consolidated interim financial statements for and on behalf of the Board of Directors of Infosys Limited

	R. Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 13, 2017	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer	A.G.S Manikantha Company Secretary

Infosys Limited and Subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Dollars in millions except equity share and per equity share data)

	Note	Year ended March 31
		2017	2016
Revenues		10,208	9,501
Cost of sales	2.15	6,446	5,950
Gross profit		3,762	3,551
Operating expenses:
Selling and marketing expenses	2.15	535	522
Administrative expenses	2.15	707	654
Total operating expenses		1,242	1,176
Operating profit		2,520	2,375
Other income, net		459	476
Share in associate's profit / (loss) and others		(5)	–
Profit before income taxes		2,974	2,851
Income tax expense	2.11	834	799
Net profit		2,140	2,052
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Re-measurements of the net defined benefit liability/asset		(7)	(2)
Cumulative impact on reversal of unrealised gain on quoted debt securities on adoption of IFRS 9	2.2	(5)	–
Equity instruments through other comprehensive income		(1)	–
		(13)	(2)
Items that will be reclassified subsequently to profit or loss:
Fair value changes on investments	2.2	(2)	6
Fair value changes on derivatives designated as cash flow hedge, net		6	–
Foreign currency translation		198	(436)
		202	(430)
Total other comprehensive income, net of tax		189	(432)
Total comprehensive income		2,329	1,620
Profit attributable to:
Owners of the company		2,140	2,052
Non-controlling interests		–	–
		2,140	2,052
Total comprehensive income attributable to:
Owners of the company		2,329	1,620
Non-controlling interests		–	–
		2,329	1,620
Earnings per equity share
Basic ($)		0.94	0.90
Diluted ($)		0.94	0.90
Weighted average equity shares used in computing earnings per equity share	2.12
Basic		22856,39,447	22856,16,160
Diluted		22863,96,745	22857,18,894

The accompanying notes form an integral part of the condensed consolidated interim financial statements for and on behalf of the Board of Directors of Infosys Limited

	R. Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 13, 2017	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer	A.G.S Manikantha Company Secretary

Infosys Limited and Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Equity

(Dollars in millions except equity share data)

	Shares(2)	Share capital	Share premium	Retained earnings	Other reserves(3)	Cash flow hedge reserve	Other components of equity	Total equity attributable to equity holders of the company
Balance as of April 1, 2015	11428,05,132	109	659	10,090	–	–	(2,096)	8,762
Changes in equity for the year ended March 31, 2016
Shares issued on exercise of employee stock options	10,824	–	–	–	–	–	–	–
Increase in share capital on account of bonus issue(1) (Refer Note 2.17)	11428,05,132	90	–	–	–	–	–	90
Amount utilized for bonus issue(1) (Refer Note 2.17)	–	–	(90)	–	–	–	–	(90)
Transfer to other reserves	–	–	–	(89)	89	–	–	–
Transfer from other reserves on utilization	–	–	–	89	(89)	–	–	–
Employee stock compensation expense (Refer note 2.10)	–	–	1	–	–	–	–	1
Fair value of investments (Refer note 2.2)	–	–	–	–	–	–	6	6
Remeasurement of the net defined benefit liability/asset, net of tax effect	–	–	–	–	–	–	(2)	(2)
Dividends (including corporate dividend tax)	–	–	–	(1,059)	–	–	–	(1,059)
Net profit	–	–	–	2,052	–	–	–	2,052
Foreign currency translation	–	–	–	–	–	–	(436)	(436)
Balance as of March 31, 2016	22856,21,088	199	570	11,083	–	–	(2,528)	9,324
Changes in equity for the year ended March 31, 2017
Cumulative impact of Reversal of unrealized gain on quoted debt securities on adoption of IFRS 9 (Refer note 2.2)	–	–	–	–	–	–	(5)	(5)
Shares issued on exercise of employee stock options (Refer note 2.10)	34,062	–	–	–	–	–	–	–
Transfer to other reserves	–	–	–	(142)	142	–	–	–
Transfer from other reserves on utilization	–	–	–	142	(142)	–	–	–
Employee stock compensation expense (Refer note 2.10)	–	–	17	–	–	–	–	17
Fair value changes on derivatives designated as cash flow hedge, net of taxes (Refer note 2.3)	–	–	–	–	–	6	–	6
Equity instruments through other comprehensive income, net of taxes (Refer note 2.2)	–	–	–	–	–	–	(1)	(1)
Fair valuation of investments, net of taxes (Refer note 2.2)	–	–	–	–	–	–	(2)	(2)
Remeasurement of the net defined benefit liability/asset, net of tax effect	–	–	–	–	–	–	(7)	(7)
Dividends (including corporate dividend tax)	–	–	–	(1,033)	–	–	–	(1,033)
Net profit	–	–	–	2,140	–	–	–	2,140
Foreign currency translation	–	–	–	–	–	–	198	198
Balance as of March 31, 2017	22856,55,150	199	587	12,190	–	6	(2,345)	10,637

(1)	net of treasury shares
(2)	excludes treasury shares of 11,289,514 as of March 31, 2017, 11,323,576 as of March 31, 2016 and 5,667,200 as of April 1, 2015, held by consolidated trust
(3)	Represents the Special Economic Zone Re-investment reserve created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA(2) of the Income Tax Act, 1961.

The accompanying notes form an integral part of the condensed consolidated interim financial statements for and on behalf of the Board of Directors of Infosys Limited

	R. Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 13, 2017	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer	A.G.S Manikantha Company Secretary

Infosys Limited and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

(Dollars in millions)

	Note	Year ended March 31,
		2017	2016
Operating activities:
Net Profit		2,140	2,052
Adjustments to reconcile net profit to net cash provided by operating activities :
Depreciation and amortisation	2.15	254	222
Income on investments		(51)	(27)
Income tax expense	2.11	834	799
Effect of exchange rate changes on assets and liabilities		6	10
Deferred consideration pertaining to acquisition		–	23
Impairment loss on financial assets		20	(7)
Other adjustments		29	26
Changes in Working Capital
Trade receivables and unbilled revenue		(260)	(252)
Prepayments and other assets		(70)	(220)
Trade payables		(3)	37
Client deposits		1	–
Unearned revenue		66	43
Other liabilities and provisions		(24)	48
Cash generated from operations		2,942	2,754
Income taxes paid		(843)	(892)
Net cash provided by operating activities		2,099	1,862
Investing activities:
Expenditure on property, plant and equipment, net of sale proceeds, including changes in retention money and capital creditors		(411)	(413)
Loans to employees		4	(11)
Deposits placed with corporation		(25)	(22)
Income on investments		32	26
Payment for acquisition of business, net of cash acquired	2.9	–	(117)
Payment of contingent consideration pertaining to acquisition of business		(5)	–
Investment in equity and preference securities		(10)	(12)
Investment in others		(4)	(3)
Investment in quoted debt securities		(638)	(46)
Redemption of quoted debt securities		1	–
Investment in certificate of deposits		(1,167)	–
Investment in liquid mutual fund units and fixed maturity plan securities		(8,083)	(3,676)
Redemption of liquid mutual fund units and fixed maturity plan securities		7,759	3,800
Net cash used in investing activities		(2,547)	(474)
Financing activities:
Payment of dividend (includes corporate dividend tax)		(1,032)	(1,059)
Net cash used in financing activities		(1,032)	(1,059)
Effect of exchange rate changes on cash and cash equivalents		34	(253)
Net (decrease) in cash and cash equivalents		(1,480)	329
Cash and cash equivalents at the beginning of the period	2.1	4,935	4,859
Cash and cash equivalents at the end of the period	2.1	3,489	4,935
Supplementary information:
Restricted cash balance	2.1	88	74

The accompanying notes form an integral part of the condensed consolidated interim financial statements for and on behalf of the Board of Directors of Infosys Limited

	R. Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 13, 2017	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer	A.G.S Manikantha Company Secretary

Notes to the Unaudited Condensed Consolidated Financial Statements

1. Company Overview and Significant Accounting Policies

1.1 Company overview

Infosys is a leading provider in consulting, technology, outsourcing and next-generation services. Along with its subsidiaries, Infosys provides Business IT services (comprising application development and maintenance, independent validation, infrastructure management, engineering services comprising product engineering and life cycle solutions and business process management); Consulting and systems integration services (comprising consulting, enterprise solutions, systems integration and advanced technologies); Products, business platforms and solutions to accelerate intellectual property-led innovation including Finacle, its banking solution; and offerings in the areas of Analytics, Cloud, and Digital Transformation.

Infosys together with its subsidiaries and controlled trusts is herein after referred to as the "Group".

The Company is a public limited Company incorporated and domiciled in India and has its registered office at Bengaluru, Karnataka, India. The Company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depositary Shares representing equity shares are also listed on the New York Stock Exchange (NYSE), Euronext London and Euronext Paris.

The Group's unaudited condensed consolidated financial statements are authorized for issue by the company's Board of Directors on April 13, 2017.

1.2 Basis of preparation of financial statements

These condensed consolidated financial statements have been prepared in compliance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS) and in accordance with IAS 34, Interim Financial Reporting, under the historical cost convention on the accrual basis except for certain financial instruments which have been measured at fair values. Accordingly, these condensed consolidated financial statements do not include all the information required for a complete set of financial statements. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in the company’s Annual Report on Form 20-F for the year ended March 31, 2017. Accounting policies have been applied consistently to all periods presented in these unaudited condensed consolidated financial statements.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The consolidated financial statements comprise the financial statements of the company, its controlled trusts and its subsidiaries. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company, are excluded.

Associates are entities over which the group has significant influence but not control. Investments in associates are accounted for using the equity method of accounting. The investment is initially recognized at cost, and the carrying amount is increased or decreased to recognize the investor’s share of the profit or loss of the investee after the acquisition date. The group’s investment in associates includes goodwill identified on acquisition.

1.4 Use of estimates

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the consolidated financial statements.

1.5 Critical accounting estimates

a. Revenue recognition

The group uses the percentage-of-completion method in accounting for its fixed-price contracts. Use of the percentage-of-completion method requires the group to estimate the efforts or costs expended to date as a proportion of the total efforts or costs to be expended. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the expected contract estimates at the reporting date.

b. Income taxes

The company's two major tax jurisdictions are India and the U.S., though the company also files tax returns in other overseas jurisdictions. Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions (also refer to note 2.11).

c. Business combinations and intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires the identifiable intangible assets and contingent consideration to be fair valued in order to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Significant estimates are required to be made in determining the value of contingent consideration and intangible assets. These valuations are conducted by independent valuation experts.

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

e. Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit is less than its carrying amount based on a number of factors including operating results, business plans, future cash flows and economic conditions. The recoverable amount of cash generating units is determined based on higher of value-in-use and fair value less cost to sell. The goodwill impairment test is performed at the level of the cash-generating unit or groups of cash-generating units which are benefitting from the synergies of the acquisition and which represents the lowest level at which goodwill is monitored for internal management purposes

Market related information and estimates are used to determine the recoverable amount. Key assumptions on which management has based its determination of recoverable amount include estimated long term growth rates, weighted average cost of capital and estimated operating margins. Cash flow projections take into account past experience and represent management’s best estimate about future developments.

1.6 Revenue recognition

The company derives revenues primarily from software development and related services and from the licensing of software products. Arrangements with customers for software related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the balance sheet date is recognized as unbilled revenues. Revenue from fixed-price, fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized as per the percentage-of-completion method. When there is uncertainty as to measurement or ultimate collectability, revenue recognition is postponed until such uncertainty is resolved. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Costs and earnings in excess of billings are classified as unbilled revenue while billings in excess of costs and earnings are classified as unearned revenue. Deferred contract costs are amortized over the term of the contract. Maintenance revenue is recognized ratably over the term of the underlying maintenance arrangement.

In arrangements for software development and related services and maintenance services, the company has applied the guidance in IAS 18, Revenue, by applying the revenue recognition criteria for each separately identifiable component of a single transaction. The arrangements generally meet the criteria for considering software development and related services as separately identifiable components. For allocating the consideration, the company has measured the revenue in respect of each separable component of a transaction at its fair value, in accordance with principles given in IAS 18. The price that is regularly charged for an item when sold separately is the best evidence of its fair value. In cases where the company is unable to establish objective and reliable evidence of fair value for the software development and related services, the company has used a residual method to allocate the arrangement consideration. In these cases the balance of the consideration, after allocating the fair values of undelivered components of a transaction has been allocated to the delivered components for which specific fair values do not exist.

License fee revenues are recognized when the general revenue recognition criteria given in IAS 18 are met. Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). The company has applied the principles given in IAS 18 to account for revenues from these multiple element arrangements. Objective and reliable evidence of fair value has been established for ATS. Objective and reliable evidence of fair value is the price charged when the element is sold separately. When other services are provided in conjunction with the licensing arrangement and objective and reliable evidence of their fair values have been established, the revenue from such contracts are allocated to each component of the contract in a manner, whereby revenue is deferred for the undelivered services and the residual amounts are recognized as revenue for delivered elements. In the absence of objective and reliable evidence of fair value for implementation, the entire arrangement fee for license and implementation is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the services are performed. ATS revenue is recognized ratably over the period in which the services are rendered.

Advances received for services and products are reported as client deposits until all conditions for revenue recognition are met.

The company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discounts/ incentives amount to each of the underlying revenue transaction that results in progress by the customer towards earning the discount/ incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The company recognizes changes in the estimated amount of obligations for discounts in the period in which the change occurs. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The company presents revenues net of value-added taxes in its statement of comprehensive income.

1.7 Property, plant and equipment

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by management. The group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Building	22-25 years
Plant and machinery	5 years
Computer equipment	3-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end.

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not put to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in net profit in the statement of comprehensive income when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in net profit in the statement of comprehensive income. Assets to be disposed off are reported at the lower of the carrying value or the fair value less cost to sell.

1.8 Business combinations

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations.

The cost of an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The cost of acquisition also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition.

Business combinations between entities under common control is outside the scope of IFRS 3 (Revised), Business Combinations and is accounted for at carrying value.

Transaction costs that the Group incurs in connection with a business combination such as finders’ fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

1.9 Financial instruments

Effective April 1, 2016, the group has elected to early adopt IFRS 9 - Financial Instruments considering April 1, 2015 as the date of initial application of the standard even though the stipulated effective date for adoption is April 1, 2018.

As per IFRS 9, the group has classified its financial assets into the following categories based on the business model for managing those assets and the contractual cash flow characteristics:

-Financial assets carried at amortised cost
-Financial assets fair valued through other comprehensive income
-Financial assets fair valued through profit and loss

The adoption of IFRS 9 did not have any other material impact on the consolidated financial statements, hence prior period figures have not been restated. The impact on account of adoption of IFRS 9 is given in Note 2.2.

1.9.1 Initial recognition

The group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities, that are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

1.9.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortised cost

A financial asset is subsequently measured at amortised cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets at fair value through other comprehensive income

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Further, in cases where the Group has made an irrevocable election based on its business model, for its investments which are classified as equity instruments, the subsequent changes in fair value are recognized in other comprehensive income.

(iii) Financial assets at fair value through profit or loss

A financial asset which is not classified in any of the above categories are subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration recognized in a business combination which is subsequently measured at fair value through profit and loss. For trade and other payables maturing within one year from the balance sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

b. Derivative financial instruments

The group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank.

(i) Financial assets or financial liabilities, at fair value through profit or loss.

This category has derivative financial assets or liabilities which are not designated as hedges.

Although the group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under IFRS 9, Financial Instruments. Any derivative that is either not designated a hedge, or is so designated but is ineffective as per IFRS 9, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the statement of comprehensive income when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the balance sheet date.

(ii) Cash flow hedge

The group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the statement of comprehensive income. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the statement of comprehensive income upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the statement of comprehensive income.

c. Share capital and treasury shares

(i) Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

(ii) Treasury Shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/ from share premium.

1.9.3 Derecognition of financial instruments

The group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under IFRS 9. A financial liability (or a part of a financial liability) is derecognized from the group's balance sheet when the obligation specified in the contract is discharged or cancelled or expires.

1.10 Fair value of financial instruments

In determining the fair value of its financial instruments, the group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

For all other financial instruments the carrying amounts approximate the fair value due to the short maturity of those instruments.

1.11 Impairment

a. Financial assets

The group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets which are not fair valued through profit or loss. Loss allowance for trade receivables with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL. The amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognised is recognized as an impairment gain or loss in profit or loss

b. Non-financial assets

(i) Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that goodwill may be impaired, relying on a number of factors including operating results, business plans and future cash flows. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the Group's cash generating units (CGU) or groups of CGU’s expected to benefit from the synergies arising from the business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in net profit in the statement of comprehensive income and is not reversed in the subsequent period.

(ii) Intangible assets and property, plant and equipment

Intangible assets and property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in net profit in the statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in net profit in the statement of comprehensive income if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

1.12 Employee benefits

1.12.1 Gratuity

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the group

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation, performed by an independent actuary, at each balance sheet date using the projected unit credit method. The company fully contributes all ascertained liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPO and EdgeVerve, contributions are made to the Infosys BPO's Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with Life Insurance Corporation of India as permitted by law of India.

The Group recognizes the net obligation of a defined benefit plan in its balance sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability/asset are recognized in other comprehensive income and are not reclassified to profit or loss in the subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments are recognized in net profits in the statement of comprehensive income.

1.12.2 Superannuation

Certain employees of Infosys, Infosys BPO and EdgeVerve are participants in a defined contribution plan. The Group has no further obligations to the Plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

1.12.3 Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The companies have no further obligation to the plan beyond its monthly contributions.

1.12.4 Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each balance sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the balance sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

1.13 Share - based compensation

The Group recognizes compensation expense relating to share-based payments in net profit using fair-value in accordance with IFRS 2, Share-Based Payment. The estimated fair value of awards is charged to income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share premium.

1.14 Earnings per equity share

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the company by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

1.15 Recent accounting pronouncements

1.15.1 Standards issued but not yet effective

IFRS 15 Revenue from Contract with Customers: In May 2014, the International Accounting Standards Board (IASB) issued IFRS 15, Revenue from Contract with Customers. The core principle of the new standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Further the new standard requires enhanced disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts with customers.

The standard permits two possible methods of transition:

•	Retrospective approach - Under this approach the standard will be applied retrospectively to each prior reporting period presented in accordance with IAS 8- Accounting Policies, Changes in Accounting Estimates and Errors

•	Retrospectively with cumulative effect of initially applying the standard recognized at the date of initial application (Cumulative catch - up approach)

The effective date for adoption of IFRS 15 is annual periods beginning on or after January 1, 2018, though early adoption is permitted.

The Group does not plan to early adopt IFRS 15 and will adopt the same on April 1, 2018 by using the full retrospective transition method to restate each prior reporting period presented.

The group derives revenues primarily from software development and related services and from the licensing of software products and is currently evaluating the effect of IFRS 15 on its consolidated financial statements and related disclosures.

IFRS 16 Leases: On January 13, 2016, the International Accounting Standards Board issued the final version of IFRS 16, Leases. IFRS 16 will replace the existing leases Standard, IAS 17 Leases, and related Interpretations. The Standard sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract i.e., the lessee and the lessor. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. Currently, operating lease expenses are charged to the statement of comprehensive income. The Standard also contains enhanced disclosure requirements for lessees. IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17.

The effective date for adoption of IFRS 16 is annual periods beginning on or after January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers. The Group is yet to evaluate the requirements of IFRS 16 and the impact on the consolidated financial statements.

IFRIC 22, Foreign currency transactions and Advance consideration: On December 8, 2016, the IFRS interpretations committee of the International Accounting Standards Board (IASB) issued IFRS interpretation, IFRIC 22, Foreign currency transactions and Advance consideration which clarifies the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income, when an entity has received or paid advance consideration in a foreign currency. The effective date for adoption of IFRIC 22 is annual reporting periods beginning on or after January 1, 2018, though early adoption is permitted. The Group is currently evaluating the effect of IFRIC 22 on the consolidated financial statements.

Amendments to IAS 7, 'Statement of cash flows’: In January 2016, the International Accounting Standards Board issued the amendments to IAS 7, requiring the entities to provide disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes, suggesting inclusion of a reconciliation between the opening and closing balances in the balance sheet for liabilities arising from financing activities, to meet the disclosure requirement. The effective date for adoption of the amendments to IAS 7 is annual reporting periods beginning on or after January 1, 2017, though early adoption is permitted. The Group is evaluating the disclosure requirements of the amendment and the effect on the consolidated financial statements is being evaluated.

Amendments to IFRS 2, 'Share-based payment': In June 2016, the International Accounting Standards Board issued the amendments to IFRS 2, providing specific guidance for measurement of cash-settled awards, modification of cash-settled awards and awards that include a net settlement feature in respect of withholding taxes. It clarifies that the fair value of cash-settled awards is determined on a basis consistent with that used for equity-settled awards. Market-based performance conditions and non-vesting conditions are reflected in the ‘fair values’, but non-market performance conditions and service vesting conditions are reflected in the estimate of the number of awards expected to vest. Also, the amendment clarifies that if the terms and conditions of a cash-settled share-based payment transaction are modified with the result that it becomes an equity-settled share-based payment transaction, the transaction is accounted for as such from the date of the modification. Further, the amendment requires the award that includes a net settlement feature in respect of withholding taxes to be treated as equity-settled in its entirety. The cash payment to the tax authority is treated as if it was part of an equity settlement. The effective date for adoption of the amendments to IFRS 2 is annual reporting periods beginning on or after January 1, 2018, though early adoption is permitted. The Group is evaluating the requirements of the amendment and the impact on the consolidated financial statements is being evaluated.

2. Notes to the Unaudited Condensed Consolidated Financial Statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:

(Dollars in millions)

	As of
	March 31, 2017	March 31, 2016
Cash and bank deposits	2,296	4,139
Deposits with financial institutions	1,193	796
	3,489	4,935

Cash and cash equivalents as of March 31, 2017 and March 31, 2016 include restricted cash and bank balances of $88 million and $74 million, respectively. The restrictions are primarily on account of cash and bank balances held by irrevocable trusts controlled by the company, bank balances held as margin money deposits against guarantees and balances held in unpaid dividend bank accounts.

The deposits maintained by the Group with banks and financial institutions comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

The table below provides details of cash and cash equivalents:

(Dollars in millions)

	As of
	March 31, 2017	March 31, 2016
Current accounts
ANZ Bank, Taiwan	–	2
Banamex Bank, Mexico	–	1
Banamex Bank, Mexico (U.S. Dollar account)	1	–
Bank of America, Mexico	8	3
Bank of America, USA	159	103
Bank Zachodni WBK S.A, Poland	1	1
Barclays Bank, UK	–	3
Bank Leumi, Israel (US Dollar account)	–	3
Bank Leumi, Israel	2	2
BNP Paribas Bank, Norway	3	–
China Merchants Bank, China	1	1
Citibank N.A, China	10	10
Citibank N.A., China (U.S. Dollar account)	2	11
Citibank N.A., Costa Rica	1	–
Citibank N.A., Australia	3	11
Citibank N.A., Brazil	5	1
Citibank N.A., Japan	2	2
Citibank N.A., New Zealand	2	1
Citibank N.A., South Africa	2	1
CitiBank N.A., USA	12	9
Commerzbank, Germany	3	3
Crédit Industriel et Commercial Bank, France	–	1
Deutsche Bank, India	2	1
Deutsche Bank, Philippines	1	2
Deutsche Bank, Philippines (U.S. Dollar account)	1	–
Deutsche Bank, Poland	2	1
Deutsche Bank, Poland (Euro account)	1	–
Deutsche Bank, EEFC (Australian Dollar account)	6	–
Deutsche Bank, EEFC (Euro account)	4	5
Deutsche Bank, EEFC (Swiss Franc account)	–	1
Deutsche Bank, EEFC (U.S. Dollar account)	12	15
Deutsche Bank, EEFC (United Kingdom Pound Sterling account)	2	1
Deutsche Bank, Belgium	2	9
Deutsche Bank, Malaysia	1	1
Deutsche Bank, Czech Republic	1	2
Deutsche Bank, Czech Republic (Euro account)	1	–
Deutsche Bank, Czech Republic (U.S. Dollar account)	5	4
Deutsche Bank, France	1	2
Deutsche Bank, Germany	8	3
Deutsche Bank, Netherlands	–	1
Deutsche Bank, Singapore	1	1
Deutsche Bank, Switzerland	1	–
Deutsche Bank, United Kingdom	4	26
Deutsche Bank, USA	2	–
HSBC Bank, Brazil	–	1
ICICI Bank, India	8	11
ICICI Bank, EEFC (U.S. Dollar account)	1	2
ICICI Bank - Unpaid dividend account	2	–
Nordbanken, Sweden	5	2
Punjab National Bank, India	1	1
Raiffeisen Bank, Czech Republic	1	1
Raiffeisen Bank, Romania	1	1
Royal Bank of Canada, Canada	13	12
State Bank of India, India	1	1
Silicon Valley Bank, USA	1	1
Silicon Valley Bank, (Euro account)	3	10
Silicon Valley Bank, (United Kingdom Pound Sterling account)	–	3
Union Bank of Switzerland AG	–	2
Union Bank of Switzerland AG, (Euro account)	1	2
Union Bank of Switzerland AG, (U.S. Dollar account)	–	4
Union Bank of Switzerland AG, (United Kingdom Pound Sterling account)	–	1
Wells Fargo Bank N.A., USA	5	3
Westpac, Australia	–	1
	318	303
Deposit accounts
Andhra Bank	–	143
Axis Bank	181	202
Bank BGZ BNP Paribas S.A	28	–
Bank of India	–	11
Barclays Bank	127	–
Canara Bank	40	339
Central Bank of India	–	232
Citibank	26	19
Corporation Bank	–	194
Deutsche Bank, Poland	11	36
HDFC Bank	72	400
HSBC Bank	77	–
ICICI Bank	751	634
IDBI Bank	270	287
IDFC Bank	31	–
Indian Overseas Bank	–	189
Indusind Bank	29	38
Jammu & Kashmir Bank	–	4
Kotak Mahindra Bank Limited	83	81
Oriental Bank of Commerce	–	297
Punjab National Bank	–	3
South Indian Bank	69	3
Standard Chartered Bank	77	–
State Bank of India	–	357
Syndicate Bank	8	191
Union Bank of India	–	21
Vijaya Bank	–	46
Yes Bank	98	109
	1,978	3,836
Deposits with financial institutions
HDFC Limited, India	1,085	796
LIC Housing Finance Limited	108	–
	1,193	796
Total	3,489	4,935

2.2 Investments

The carrying value of investments are as follows:

(Dollars in millions)

	As of
	March 31, 2017	March 31, 2016
(i) Current
Amortised cost
Quoted debt securities:
Cost	2	1
Fair value through profit and loss
Liquid mutual funds
Fair Value	278	10
Fixed maturity plan securities
Fair Value	23	–
Fair Value through Other comprehensive income
Quoted debt securities:
Fair value	16	–
Certificate of deposits
Fair value	1,219	–
	1,538	11
(ii) Non-current
Amortised cost
Quoted debt securities:
Cost	293	256
Fair value through Other comprehensive income
Quoted debt securities:
Fair value	597	–
Unquoted equity and preference securities:
Fair value	25	14
Fair value through profit and loss
Unquoted convertible promissory note
Fair value	1	–
Fixed maturity plan securities
Fair Value	63	–
Others:
Fair value	5	3
	984	273
Total investments	2,522	284
Investment carried at amortized cost	295	257
Investments carried at fair value through other comprehensive income	1,857	17
Investments carried at fair value through profit and loss	370	10

Liquid Mutual fund:

The cost and fair value of liquid mutual funds as of March 31, 2017 was $277 million and $278 million, respectively and as of March 31, 2016 was $10 million. The fair value is based on quoted prices.

Fixed maturity plan securities:

The cost and fair value as of March 31, 2017 is $86 million. The fair value is based on market observable inputs.

Quoted debt securities carried at amortised cost:

Investment in quoted debt securities represents the investments made in debt securities issued by government and quasi government organisations. The fair value of quoted debt securities (including interest accrued) as on March 31, 2017 and March 31, 2016 was $334 million and $257 million, respectively. The fair value is based on the quoted prices and market observable inputs.

Quoted debt securities fair valued through other comprehensive income:

Investment in quoted debt securities represents investments made in non-convertible debentures issued by government aided institutions. The cost and fair value of non-convertible debentures (including interest accrued) as of March 31, 2017 is $614 million and $613 million. The fair value is based on quoted prices and market observable inputs. The unrealised loss of $1 million, net of taxes of less than $1 million, has been recognized in other comprehensive income for the year ended March 31, 2017.

Certificate of deposits:

The cost and fair value of certificate of deposits as of March 31, 2017 is $1,220 million and $1,219 million. The fair value is based on market observable inputs. The unrealised loss of $1 million, net of taxes of less than $1 million, has been recognized in other comprehensive income for the year ended March 31, 2017.

Unquoted equity and preference securities:

The invested amount and fair value of unquoted equity and preference securities of March 31, 2017 is $25 million each. The fair value is determined using Level 3 inputs like Discounted cash flows method, Market multiples method, Option pricing model, etc.

Impact on account of adoption of IFRS 9

Certain investments which were earlier carried at fair value through other comprehensive income under IAS 39, Financial Instruments: Recognition and measurement are now carried at amortised cost under IFRS 9, where the business model is to hold the asset, in order to collect contractual cash flows and the contractual terms of the financial asset give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount. Further, certain investments carried at fair value through other comprehensive income under IAS 39 are now fair valued through profit and loss under IFRS 9. The impact of such change in measurement did not have a material impact on the financial statements. Hence, the company has not restated the prior period figures and the cumulative impact has been recorded in other comprehensive income for the year ended March 31, 2017.

Accordingly, for the year ended March 31, 2017, the company has recorded, in its other comprehensive income, a reversal of unrealised gain, net of taxes, of $ 5 million (recorded on quoted debt securities as on April, 1, 2016), with a corresponding change in investment and deferred taxes.

Further, under IFRS 9, the impairment of financial assets is measured under the 'Expected Credit Loss' (ECL) model, which uses a dual measurement approach, under which the loss allowance is measured as either twelve month expected credit losses or lifetime expected credit losses. The change in the impairment model did not have a material impact on the financial statements.

Details showing the changes in the classification and the corresponding differences on transition, in carrying value as of April 1, 2016:

(Dollars in millions)

Instrument	As per IAS 39		As per IFRS 9
	Category	Carrying value	Category	Carrying value
(i) Current
Liquid mutual funds	Available for sale financial assets (1)	10	Fair value through profit or loss	10
Quoted debt securities:	Available for sale financial assets (1)	1	Amortized cost	1
Total		11		11
(ii) Non current
Quoted debt securities:	Available for sale financial assets (1)	256	Amortized cost	241
Unquoted equity and preference securities	Available for sale financial assets (1)	14	Fair value through other comprehensive income	14
Others	Available for sale financial assets (1)	3	Fair value through profit or loss	3
Total		273		258
Total investments		284		269

(1) Fair value changes through other comprehensive income

Details showing the changes in the classification and the corresponding differences on transition, in carrying value as of April 1, 2015:

(Dollars in millions)

	As per IAS 39		As per IFRS 9
Instrument	Category	Carrying value	Category	Carrying value
(i) Current
Liquid mutual funds	Available for sale financial assets (1)	135	Fair value through profit or loss	135
Fixed maturity plan securities:	Available for sale financial assets (1)	5	Fair value through profit or loss	5
Total		140		140
(ii) Non current
Quoted debt securities:	Available for sale financial assets (1)	215	Amortized cost	208
Unquoted equity and preference securities	Available for sale financial assets (1)	–	Fair value through other comprehensive income	–
Total		215		208
Total investments		355		348

(1) Fair value changes through other comprehensive income

2.3 Financial instruments

Financial instruments by category

The carrying value and fair value of financial instruments by categories as of March 31, 2017 were as follows:

(Dollars in millions)

	Amortised cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note 2.1)	3,489	–	–	–	–	3,489	3,489
Investments (Refer Note 2.2)
Liquid mutual funds	–	–	278	–	–	278	278
Fixed maturity plans	–	–	86	–	–	86	86
Quoted debt securities	295	–	–	–	613	908	947(1)
Certificate of deposits	–	–	–	–	1,219	1,219	1,219
Unquoted equity and preference securities:	–	–	–	25	–	25	25
Unquoted investments others	–	–	5	–	–	5	5
Unquoted convertible promissory note:	–	–	1	–	–	1	1
Trade receivables	1,900	–	–	–	–	1,900	1,900
Unbilled revenue	562	–	–	–	–	562	562
Prepayments and other assets (Refer Note 2.4)	410	–	–	–	–	410	410
Derivative financial instruments	–	–	36	–	8	44	44
Total	6,656	–	406	25	1,840	8,927
Liabilities:
Trade payables	57	–	–	–	–	57	57
Derivative financial instruments	–	–	–	–	–	–	–
Client deposits	5	–	–	–	–	5	5
Other liabilities including contingent consideration (Refer Note 2.5)	763	–	13	–	–	776	776
Total	825	–	13	–	–	838

The carrying value and fair value of financial instruments by categories as of March 31, 2016 were as follows:

(Dollars in millions)

	Amortised cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/ liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer Note 2.1)	4,935	–	–	–	–	4,935	4,935
Investments (Refer Note 2.2)		–
Liquid mutual funds	–	–	10	–	–	10	10
Quoted debt securities	257	–	–	–	–	257	257(1)
Unquoted equity and preference securities:	–	–	–	17	–	17	17
Trade receivables	1,710	–	–	–	–	1,710	1,710
Unbilled revenue	457	–	–	–	–	457	457
Prepayments and other assets (Refer Note 2.4)	393	–	–	–	–	393	393
Derivative financial instruments	–	–	17	–	–	17	17
Total	7,752	–	27	17	–	7,796
Liabilities:
Trade payables	58	–	–	–	–	58	58
Derivative financial instruments	–	–	1	–	–	1	1
Client deposits	4	–	–	–	–	4	4
Other liabilities including contingent consideration (Refer Note 2.5)	737	–	17	–	–	754	754
Total	799	–	18	–	–

(1) On account of fair value changes including interest accrued

Fair value hierarchy

Level 1- Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2– Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3- Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

Fair value hierarchy of assets and liabilities as of March 31, 2017:

(Dollars in millions)

	As of March 31, 2017	Fair value measurement at end of the reporting period / year using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer Note 2.2)	278	278	–	–
Investments in fixed maturity plans (Refer Note 2.2)	86	–	86	–
Investments in quoted debt securities (Refer Note 2.2)	947	565	382	–
Investments in certificate of deposit (Refer Note 2.2)	1,219	–	1,219	–
Investments in equity and preference securities (Refer Note 2.2)	25	–	–	25
Investment in unquoted investments others (Refer Note 2.2)	5	–	–	5
Investments in convertible promissory note (Refer Note 2.2)	1	–	–	1
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	44	–	44	–
Liabilities
Derivative financial instruments- loss on outstanding foreign exchange forward and option contracts	–	–	–	–
Liability towards contingent consideration (Refer Note 2.5)*	13	–	–	13

During the year ended March 31, 2017, quoted debt securities of $17 million were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

* Discounted $14 million at 14.2%.

A one percentage point change in the unobservable inputs used in fair valuation of the contingent consideration does not have a significant impact in its value.

Fair value hierarchy of assets and liabilities as of March 31, 2016:

(Dollars in millions)

	As of March 31, 2016	Fair value measurement at end of the reporting period / year using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer Note 2.2)	10	10	–	–
Investments in quoted debt securities (Refer Note 2.2)	257	57	200	–
Investments in equity and preference securities (Refer Note 2.2)	14	–	–	14
Others (Refer Note 2.2)	3	–	–	3
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	17	–	17	–
Liabilities
Derivative financial instruments- loss on outstanding foreign exchange forward and option contracts	1	–	1	–
Liability towards contingent consideration (Refer Note 2.5)*	17	–	–	17

*Discounted $20 million at 13.7%.

A one percentage point change in the unobservable inputs used in fair valuation of the contingent consideration does not have a significant impact in its value.

The movement in contingent consideration as of March 31, 2017 from March 31, 2016 is on account of settlement of contingent consideration of $6 million and change in discount rates and passage of time.

Income from financial assets or liabilities is as follows:

(Dollars in millions)

	As of
	March 31, 2017	March 31, 2016
Interest income on financial assets carried at amortized cost	352	402
Interest income on financial assets fair valued through other comprehensive income	28	–
Dividend income on investments carried at fair value through profit or loss	4	10
Gain / (loss) on investments carried at fair value through profit or loss	18	–
	402	412

Financial risk management

Financial risk factors

The Group's activities expose it to a variety of financial risks - market risk, credit risk and liquidity risk. The Group's focus is to foresee the unpredictability of financial markets and seek to minimize potential adverse effects on its financial performance. The primary market risk to the Group is foreign exchange risk. The Group uses derivative financial instruments to mitigate foreign exchange related risk exposures. The Group's exposure to credit risk is influenced mainly by the individual characteristic of each customer and the concentration of risk from the top few customers.

Market risk

The Group operates internationally and a major portion of the business is transacted in several currencies and consequently the Group is exposed to foreign exchange risk through its sales and services in the United States and elsewhere, and purchases from overseas suppliers in various foreign currencies. The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The exchange rate between the rupee and foreign currencies has changed substantially in recent years and may fluctuate substantially in the future. Consequently, the results of the Group’s operations are adversely affected as the Indian rupee appreciates / depreciates against these currencies.

The following table analyses foreign currency risk from financial instruments as of March 31, 2017:

(Dollars in millions)

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	206	20	6	28	108	368
Trade receivables	1,287	192	119	87	108	1,793
Unbilled revenue	376	68	50	19	47	560
Other assets	65	15	7	6	15	108
Trade payables	(18)	(5)	(2)	(1)	(24)	(50)
Client deposits	(2)	–	(2)	–	(1)	(5)
Accrued expenses	(147)	(33)	(22)	(6)	(23)	(231)
Employee benefit obligation	(86)	(13)	(3)	(23)	(19)	(144)
Other liabilities	(94)	(17)	(5)	(3)	(42)	(161)
Net assets / (liabilities)	1,587	227	148	107	169	2,238

The following table analyses foreign currency risk from financial instruments as of March 31, 2016:

(Dollars in millions)

	U.S. dollars	Euro	United Kingdom Pound Sterling	Australian dollars	Other currencies	Total
Cash and cash equivalents	170	25	30	26	91	342
Trade receivables	1,141	193	109	90	105	1,638
Unbilled revenue	282	56	29	17	38	422
Other assets	14	6	4	2	12	38
Trade payables	(19)	(11)	(11)	(1)	(11)	(53)
Client deposits	(3)	–	–	–	(1)	(4)
Accrued expenses	(119)	(23)	(18)	(5)	(33)	(198)
Employee benefit obligation	(87)	(12)	(7)	(25)	(19)	(150)
Other liabilities	(159)	(20)	(5)	(6)	(32)	(222)
Net assets / (liabilities)	1,220	214	131	98	150	1,813

For the years ended March 31, 2017 and 2016, every percentage point depreciation / appreciation in the exchange rate between the Indian rupee and the U.S. dollar has affected the company's incremental operating margins by approximately 0.50%.

Sensitivity analysis is computed based on the changes in the income and expenses in foreign currency upon conversion into functional currency, due to exchange rate fluctuations between the previous reporting period and the current reporting period.

Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for these contracts is generally a bank. These derivative financial instruments are valued based on quoted prices for similar assets and liabilities in active markets or inputs that are directly or indirectly observable in the marketplace. The following table gives details in respect of outstanding foreign exchange forward and options contracts:

(In millions)

	As of
	March 31, 2017	March 31, 2016
Derivatives designated as cash flow hedges
Forward contracts
In Euro	95	–
In United Kingdom Pound Sterling	40	–
In Australian dollars	130	–
Option Contracts
In Euro	40	–
In United Kingdom Pound Sterling	–	–
In Australian dollars	–	–
Other derivatives
Forward contracts
In U.S. dollars	526	510
In Euro	114	100
In United Kingdom Pound Sterling	75	65
In Australian dollars	35	55
In Swiss Franc	10	25
In Singapore dollars	5	–
In Swedish Krona	50	–
Options contracts
In U.S. dollars	195	125
In Euro	25	–
In United Kingdom Pound Sterling	30	–
In Canadian dollars	13	–

The Group recognized a net gain of $89 million and a net gain of $4 million on derivative financial instruments for the year ended March 31, 2017 and 2016, respectively, which are included under other income.

The foreign exchange forward and option contracts mature within 12 months. The table below analyses the derivative financial instruments into relevant maturity groupings based on the remaining period as of the balance sheet date:

(Dollars in millions)

	As of
	March 31, 2017	March 31, 2016
Not later than one month	355	238
Later than one month and not later than three months	666	516
Later than three months and not later than one year	329	157
	1,350	911

During the year ended March 31, 2017, the group has designated certain foreign exchange forward contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions. The related hedge transactions for balance in cash flow hedging reserve are expected to occur and reclassified to revenue in the statement of profit or loss within 3 months.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument, including whether the hedging instrument is expected to offset changes in cash flows of hedged items.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in profit or loss at the time of the hedge relationship rebalancing.

The following table provides the reconciliation of cash flow hedge reserve for the year ended March 31, 2017:

(Dollars in millions)

Year ended March 31, 2017
Gain / (Loss)
Balance at the beginning of the period	–
Gain / (Loss) recognised in other comprehensive income during the period	18
Amount reclassified to revenue during the period	(10)
Tax impact on above	(2)
Balance at the end of the period	6

The group offsets a financial asset and a financial liability when it currently has a legally enforceable right to set off the recognized amounts and the group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

The following table provides quantitative information about offsetting of derivative financial assets and derivative financial liabilities:

(Dollars in millions)

	As of
	March 31, 2017		March 31, 2016
	Derivative financial asset	Derivative financial liability	Derivative financial asset	Derivative financial liability
Gross amount of recognized financial asset/liability	44	–	18	(2)
Amount set off	–	–	(1)	1
Net amount presented in balance sheet	44	–	17	(1)

Credit risk

Credit risk refers to the risk of default on its obligation by the counterparty resulting in a financial loss. The maximum exposure to the credit risk at the reporting date is primarily from trade receivables amounting to $1,900 million and $1,710 million as of March 31, 2017 and March 31, 2016, respectively and unbilled revenue amounting to $562 million and $457 million as of March 31, 2017 and March 31, 2016, respectively. Trade receivables and unbilled revenue are typically unsecured and are derived from revenue earned from customers primarily located in the United States. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the Group grants credit terms in the normal course of business. The group uses a provision matrix to compute the expected credit loss allowance for trade receivables and unbilled revenues. The provision matrix takes into account available external and internal credit risk factors such as credit default swap quotes, credit ratings from international credit rating agencies and the Group's historical experience for customers.

The following table gives details in respect of percentage of revenues generated from top customer and top five customers:

(In %)

	Year ended March 31,
	2017	2016
Revenue from top customer	3.4	3.6
Revenue from top five customers	12.6	13.8

Credit risk exposure

The allowance for lifetime expected credit loss on customer balances for the year ended March 31, 2017 was $20 million. The reversal of allowance for lifetime expected credit loss on customer balances for the year ended March 31, 2016 was $7 million.

(Dollars in millions)

	Year ended March 31,
	2017	2016
Balance at the beginning	44	59
Translation differences	(1)	(3)
Impairment loss recognized/(reversed)	20	(7)
Write offs	–	(5)
Balance at the end	63	44

The Company’s credit period generally ranges from 30-60 days.

(Dollars in millions except otherwise stated)

	As of
	March 31, 2017	March 31, 2016
Trade receivables	1,900	1,710
Unbilled revenues	562	457
Days Sales Outstanding- DSO (days)	68	66

Credit risk on cash and cash equivalents is limited as we generally invest in deposits with banks and financial institutions with high credit ratings assigned by international and domestic credit rating agencies. Investments primarily include investment in liquid mutual fund units, fixed maturity plans, quoted bonds issued by government and quasi government organizations, non convertible debentures and certificates of deposits.

Liquidity risk

The Group's principal sources of liquidity are cash and cash equivalents and the cash flow that is generated from operations. The Group has no outstanding bank borrowings. The Group believes that the working capital is sufficient to meet its current requirements.

As of March 31, 2017, the Group had a working capital of $6,121 million including cash and cash equivalents of $3,489 million and current investments of $1,538 million. As of March 31, 2016, the Group had a working capital of $5,804 million including cash and cash equivalents of $4,935 million and current investments of $11 million.

As of March 31, 2017 and March 31, 2016, the outstanding employee benefit obligations were $209 million and $202 million, respectively, which have been substantially funded. Accordingly, no liquidity risk is perceived.

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2017:

(Dollars in millions)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	57	–	–	–	57
Client deposits	5	–	–	–	5
Other liabilities (excluding liability towards contingent consideration - Refer Note 2.5)	758	5	–	–	763
Liability towards contingent consideration on an undiscounted basis -Refer Note 2.5	7	7	–	–	14

The table below provides details regarding the contractual maturities of significant financial liabilities as of March 31, 2016:

(Dollars in millions)

Particulars	Less than 1 year	1-2 years	2-4 years	4-7 years	Total
Trade payables	58	–	–	–	58
Client deposits	4	–	–	–	4
Other liabilities (excluding liability towards acquisition - Refer Note 2.5)	732	4	1	–	737
Liability towards acquisitions on an undiscounted basis (Refer Note 2.5)	13	7	–	–	20

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:

(Dollars in millions)

	As of
	March 31, 2017	March 31, 2016
Current
Rental deposits	1	2
Security deposits	2	1
Loans to employees	42	46
Prepaid expenses (1)	68	30
Interest accrued and not due	89	106
Withholding taxes and others(1)	291	272
Advance payments to vendors for supply of goods (1)	20	17
Deposit with corporations	218	187
Deferred contract cost(1)	12	7
Other assets	6	4
	749	672
Non-current
Loans to employees	5	4
Security deposits	13	12
Deposit with corporations	7	9
Prepaid gratuity (1)	12	1
Prepaid expenses (1)	15	13
Deferred contract cost (1)	44	50
Rental Deposits	27	22
	123	111
	872	783
Financial assets in prepayments and other assets	410	393

(1) Non financial assets

Withholding taxes and others primarily consist of input tax credits. Other assets primarily represent travel advances and other recoverable. Security deposits relate principally to leased telephone lines and electricity supplies. Deferred contract costs are upfront costs incurred for the contract and are amortised over the term of the contract.

Deposit with corporation represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business

2.5 Other liabilities

Other liabilities comprise the following:

(Dollars in millions)

	As of
	March 31, 2017	March 31, 2016
Current
Accrued compensation to employees	290	342
Accrued expenses	399	331
Withholding taxes and others (1)	189	196
Retainage	34	12
Liabilities of controlled trusts	22	25
Liability towards contingent consideration (Refer note 2.9)	7	12
Others	13	22
	954	940
Non-Current
Liability towards contingent consideration (Refer note 2.9)	6	5
Accrued compensation to employees	5	5
Deferred income - government grant on land use rights (1)	6	7
Deferred income (1)	7	–
	24	17
	978	957
Financial liabilities included in other liabilities	776	754
Contingent consideration on undiscounted basis	14	20

(1) Non financial liabilities

Accrued expenses primarily relate to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance. Others include unpaid dividend balances and capital creditors.

2.6 Provisions

Provisions comprise the following:

(Dollars in millions)

	As of
	March 31, 2017	March 31, 2016
Provision for post sales client support and other provisions	63	77
	63	77

Provision for post sales client support and other provisions represents costs associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 6 months to 1 year. The movement in the provision for post sales client support and other provisions is as follows:

(Dollars in millions)

Year ended March 31, 2017
Balance at the beginning	77
Translation differences	–
Provision recognized/(reversed)	15
Provision utilized	(29)
Balance at the end	63

Provision for post sales client support and other provisions is included in cost of sales in the statement of comprehensive income.

As of March 31, 2017 and March 31, 2016, claims against the company, not acknowledged as debts, net of amounts paid (excluding demands from Indian income tax authorities- Refer to Note 2.11) amounted to $46 million (301 crore) and $42 million (277 crore), respectively.

The Company is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Company’s management does not reasonably expect that these legal actions, when ultimately concluded and determined, will have a material and adverse effect on the Company’s results of operations or financial condition.

2.7 Property, plant and equipment

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2017:

(Dollars in millions)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2016	244	955	392	615	218	4	2,428
Additions	22	147	73	120	57	1	420
Deletions	–	–	(8)	(47)	(17)	(1)	(73)
Translation difference	6	21	9	12	3	1	52
Gross carrying value as of March 31, 2017	272	1,123	466	700	261	5	2,827
Accumulated depreciation as of April 1, 2016	(3)	(332)	(243)	(395)	(149)	(3)	(1,125)
Depreciation	(1)	(35)	(57)	(101)	(31)	(1)	(226)
Accumulated depreciation on deletions	–	–	5	34	14	1	54
Translation difference	–	(9)	(6)	(9)	(2)	–	(26)
Accumulated depreciation as of March, 2017	(4)	(376)	(301)	(471)	(168)	(3)	(1,323)
Capital work-in progress as of March 31, 2017							303
Carrying value as of March 31, 2017	268	747	165	229	93	2	1,807
Capital work-in progress as of April 1, 2016							286
Carrying value as of April 1, 2016	241	623	149	220	69	1	1,589

Following are the changes in the carrying value of property, plant and equipment for the year ended March 31, 2016:

(Dollars in millions)

	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as of April 1, 2015	250	940	337	535	189	6	2,257
Additions	9	68	76	168	40	1	362
Deletions	–	–	(1)	(60)	(1)	(2)	(64)
Translation difference	(15)	(53)	(20)	(28)	(10)	(1)	(127)
Gross carrying value as of March 31, 2016	244	955	392	615	218	4	2,428
Accumulated depreciation as of April 1, 2015	(3)	(317)	(207)	(365)	(132)	(3)	(1,027)
Depreciation	(1)	(33)	(49)	(84)	(24)	(1)	(192)
Accumulated depreciation on deletions	–	–	1	36	1	1	39
Translation difference	1	18	12	18	6	–	55
Accumulated depreciation as of March 31, 2016	(3)	(332)	(243)	(395)	(149)	(3)	(1,125)
Capital work-in progress as of March 31, 2016							286
Carrying value as of March 31, 2016	241	623	149	220	69	1	1,589
Capital work-in progress as of April 1, 2015							230
Carrying value as of April 1, 2015	247	623	130	170	57	3	1,460

The depreciation expense is included in cost of sales in the statement of comprehensive income.

During the year ended March 31, 2017, the management based on an internal evaluation reassessed the remaining useful life of certain technology assets acquired as a part of business combinations. Accordingly, the remaining useful life of the said asset which was 8 years has been revised to 3 years. Amortisation expense for the year ended March 31, 2017 is higher by $3 million due to the revision.

Carrying value of land includes $99 million and $95 million as of March 31, 2017 and March 31, 2016, respectively, towards deposits paid under certain lease-cum-sale agreements to acquire land, including agreements where the company has an option to either purchase the properties or renew the lease on expiry of the lease period.

The contractual commitments for capital expenditure were $179 million and $224 million as of March 31, 2017 and March 31, 2016, respectively.

2.8 Goodwill

Following is a summary of changes in the carrying amount of goodwill:

(Dollars in millions)

	As of
	March 31, 2017	March 31, 2016
Carrying value at the beginning	568	495
Goodwill on Kallidus d.b.a Skava acquisition (Refer note 2.9)	–	71
Goodwill on Noah acquisition (Refer note 2.9)	–	5
Translation differences	(5)	(3)
Carrying value at the end	563	568

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the cash generating units (CGU) or groups of CGU’s, which benefit from the synergies of the acquisition. The chief operating decision maker reviews the goodwill for any impairment at the operating segment level, which is represented through groups of CGU’s

During the year ended March 31, 2016, the Company reorganized some of its segments to enhance executive customer relationships, improve focus of sales investments and increase management oversight. Consequent to these internal reorganizations there were changes effected in the segments based on the “management approach” as defined in IFRS 8, Operating Segments. (Refer Note 2.14). Accordingly the goodwill has been allocated to the new operating segments as at March 31, 2016.

The following table presents the allocation of goodwill to operating segments as at March 31, 2017 and March 31, 2016:

(Dollars in millions)

Segment	As of
	March 31, 2017	March 31, 2016
Financial services	127	128
Manufacturing	63	64
Retail, Consumer packaged goods and Logistics	86	87
Life Sciences, Healthcare and Insurance	98	99
Energy & utilities, Communication and Services	118	119
	492	497
Operating segments without significant goodwill	71	71
Total	563	568

The entire goodwill relating to Infosys BPO’s acquisition of McCamish has been allocated to the group of CGU’s which is represented by the Life Sciences, Healthcare and Insurance segment.

The goodwill relating to Infosys Lodestone, Portland, Panaya and Kallidus d.b.a Skava acquisitions has been allocated to the groups of CGU’s which are represented by the entity’s operating segment.

The entire goodwill relating to Noah acquisition has been allocated to the group of CGU's which is represented by the Energy & utilities, Communication and Services segment.

The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. The fair value of a CGU is determined based on the market capitalization. The value-in-use is determined based on specific calculations. These calculations use pre-tax cash flow projections over a period of five years. As of March 31, 2016, the estimated recoverable amount of the CGU exceeded its carrying amount. The recoverable amount was computed based on the fair value being higher than value-in-use and the carrying amount of the CGU was computed by allocating the net assets to operating segments for the purpose of impairment testing. The key assumptions used for the calculations are as follows:

In %

As of
	March 31, 2017	March 31, 2016
Long term growth rate	8-10	8-10
Operating margins	17-20	17-20
Discount rate	14.4	14.2

The above discount rate is based on the Weighted Average Cost of Capital (WACC) of the Company. These estimates are likely to differ from future actual results of operations and cash flows.

2.9 Business combination

Noah Consulting LLC

On November 16, 2015, Infosys has acquired 100% membership interest in Noah Consulting, LLC (Noah), a leading provider of advanced information management consulting services for the oil and gas industry. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $33 million, contingent consideration of upto $5 million and an additional consideration of upto $32 million, referred to as retention bonus payable to the employees of Noah at each anniversary year following the acquisition date for the next three years, subject to their continuous employment with the group at each anniversary.

This acquisition combines Noah’s industry knowledge, information strategy planning, data governance and architecture capabilities with Infosys’ ability to provide technology and outsourcing services on a global scale to oil and gas clients. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(Dollars in millions)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	6	–	6
Intangible assets – technical knowhow	–	4	4
Intangible assets – trade name	–	4	4
Intangible assets - customer contracts and relationships	–	18	18
	6	26	32
Goodwill			5
Total purchase price			37

*Includes cash and cash equivalents acquired of $3 million

Goodwill of $1 million is tax deductible.

The gross amount of trade receivables acquired and its fair value is $4 million and the amounts have been fully collected.

The acquisition date fair value of each major class of consideration as of the acquisition date is as follows:

(Dollars in millions)

Component	Consideration
Cash paid	33
Fair value of contingent consideration	4
Total purchase price	37

The fair value of contingent consideration is determined by discounting the estimated amount payable to the sellers of Noah on achievement of certain financial targets. At acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 32% and the probabilities of achievement of the financial targets. During year ending March 31, 2016, based on an assessment of Noah achieving the targets for the year ending December 31, 2015 and December 31, 2016, the entire contingent consideration has been reversed in the statement of comprehensive income.

The retention bonus is treated as a post-acquisition employee remuneration expense as per IFRS 3. For fiscal 2017, $14 million has been recorded as post-acquisition remuneration expense in the statement of comprehensive income.

The transaction costs of $2 million related to the acquisition have been included under administrative expenses in the statement of comprehensive income for the year ended March 31, 2016.

Finacle and Edge Services

On April 24, 2015, the Board of Directors of Infosys authorized the Company to execute a Business Transfer Agreement and related documents with EdgeVerve, a wholly owned subsidiary, to transfer the business of Finacle and Edge Services. Post the requisite approval from shareholders through postal ballot on June 4, 2015, a Business Transfer Agreement and other related documents were executed with EdgeVerve to transfer the business with effect from August 1, 2015. The company had undertaken an enterprise valuation by an independent valuer and accordingly the business were transferred for a consideration of 3,222 crore (approximately $491 million) and 177 crore (approximately $27 million) for Finacle and Edge Services, respectively.

The consideration was settled through issue of 85,00,00,000 equity shares amounting to 850 crore (approximately $129 million) and 25,49,00,000 non-convertible redeemable debentures amounting to 2,549 crore (approximately $389 million) in EdgeVerve, post the requisite approval from shareholders on December 11, 2015. During the year ended March 31, 2016, EdgeVerve has repaid 420 crore (approximately $63 million) by redeeming proportionate number of debentures.

The transfer of assets and liabilities was accounted for at carrying values and did not have any impact on the consolidated financial statements.

Kallidus Inc. (d.b.a Skava)

On June 2, 2015, Infosys acquired 100% of the voting interests in Kallidus Inc., US (Kallidus), a leading provider of digital experience solutions, including mobile commerce and in-store shopping experiences to large retail clients and 100% of the voting interests of Skava Systems Private Limited, an affiliate of Kallidus. The business acquisition was conducted by entering into a share purchase agreement for cash consideration of $91 million and a contingent consideration of up to $20 million.

Infosys expects to help its clients bring new digital experiences to their customers through IP-led technology offerings, new automation tools and skill and expertise in these new emerging areas. The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill.

The purchase price has been allocated based on management’s estimates and independent appraisal of fair values as follows:

(Dollars in millions)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net assets(*)	6	–	6
Intangible assets – technology	–	21	21
Intangible assets – trade name	–	2	2
Intangible assets - customer contracts and relationships	–	27	27
Deferred tax liabilities on Intangible assets	–	(20)	(20)
	6	30	36
Goodwill			71
Total purchase price			107

*Includes cash and cash equivalents acquired of $4 million.

The goodwill is not tax deductible.

The gross amount of trade receivables acquired and its fair value is $9 million and the amounts have been fully collected.

The acquisition date fair value of each major class of consideration as of the acquisition date is as follows:

(Dollars in millions)

Component	Consideration
Cash paid	91
Fair value of contingent consideration	16
Total purchase price	107

The payment of contingent consideration to sellers of Kallidus is dependent upon the achievement of certain financial targets by Kallidus over a period of 3 years ending on December 31, 2017.

The fair value of contingent consideration is determined by discounting the estimated amount payable to the sellers of Kallidus on achievement of certain financial targets. At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the discount rate of 14% and the probabilities of achievement of the financial targets.

During the year ended March 31, 2017 contingent consideration of $6 million was paid to the sellers of Kallidus on the achievement of certain financial targets. The balance contingent consideration as of March 31, 2017 and March 31, 2016 is $14 million and $20 million on an undiscounted basis.

The transaction costs of $2 million related to the acquisition have been included under administrative expenses in the statement of comprehensive income for the year ended March 31, 2016.

2.10 Employees' Stock Option Plans (ESOP)

2015 Stock Incentive Compensation Plan (the 2015 Plan): SEBI issued the Securities and Exchange Board of India (Share based Employee Benefits) Regulations, 2014 (‘SEBI Regulations’) which replaced the SEBI ESOP Guidelines, 1999. The 2011 Plan (as explained below) was required to be amended and restated in accordance with the SEBI Regulations. Consequently, to effect this change and to further introduce stock options/ADR’s and other stock incentives, the Company put forth the 2015 Stock Incentive Compensation Plan (the 2015 Plan) for approval to the shareholders of the Company. Pursuant to the approval by the shareholders through postal ballot which ended on March 31, 2016, the Board of Directors have been authorised to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 plan shall not exceed 2,40,38,883 equity shares (this includes 1,12,23,576 equity shares which were held by the Trust towards the 2011 Plan as at March 31, 2016). 1,70,38,883 equity shares will be issued as RSUs at par value and 70,00,000 equity shares will be issued as stock options at market price. These instruments will vest over a period of 4 years and the Company expects to grant the instruments under the 2015 Plan over the period of 4 to 7 years.

On August 1, 2016, the company granted 17,83,615 RSUs (includes equity shares and equity shares represented by ADS) at par value, to employees upto mid management (excluding grants made to Dr. Vishal Sikka). Further, the company granted 73,020 Incentive Units (cash-settled) to eligible employees. These instruments will vest equally over a period of 4 years and are subject to continued service.

Further on November 1, 2016, the company granted 9,70,375 RSUs (includes equity shares and equity shares represented by ADS) at par value, 12,05,850 employee stock options (ESOPs) (including equity shares and equity shares represented by ADS) to be exercised at market price at the time of grant, to certain employees at the senior management level. Further the company granted 20,640 incentive units (cash-settled) to certain employees at the senior management level. These instruments will vest equally over a period of 4 years and are subject to continued service.

Additionally, on February 1, 2017, the company granted 18,550 incentive units (cash-settled) to certain employees at the senior management level. These instruments will vest equally over a period of 4 years and are subject to continued service.

As of March 31, 2017, 11,289,514 shares are held by the trust towards 2015 Plan. As of March 31, 2017, 106,845 incentive units were outstanding (net of forfeitures) and the carrying value of the cash liability is less than $1 million.

Pursuant to the approval from the shareholders through postal ballot on March 31, 2016, Dr. Vishal Sikka is eligible to receive under the 2015 Plan, an annual grant of RSU's of fair value $2 million which vest over time, subject to continued service, and an annual grant of performance based equity and stock options of $5 million subject to achievement of performance targets set by the Board or its committee, which vest over time. $2 million of fair value in RSUs for financial year 2017 was granted on August 1, 2016 amounting to 120,700 RSUs in equity shares represented by ADS.

The Board based on the recommendations of the nominations committee approved on April 13, 2017, RSUs amounting to $1.9 million and ESOP's amounting to $ 0.96 million representing the performance based equity and stock options for the financial year 2017. Further, the Board also approved the annual time based vesting grant for financial year 2018 amounting to RSU's of $2 million. Though the performance based RSU and stock options for fiscal 2017 and time based RSU’s for the remaining employment term have not been granted as of March 31, 2017, in accordance with IFRS 2 Share-based Payment, the company has recorded employee stock based compensation expense. The company has recorded employee stock based compensation expense of $4 million and $1 million during the year ended March 31, 2017 and March 31, 2016 respectively, towards CEO compensation.

The Nomination and Remuneration Committee in its meeting held on October 14, 2016 recommended a grant of 27,250 RSUs and 43,000 ESOPs to U.B.Pravin Rao, Chief Operating Officer (COO), under the 2015 Plan and the same was approved by the shareholders through postal ballot on March 31, 2017. These RSUs and ESOPs will be granted w.e.f May 2, 2017. These RSUs and stock options would vest over a period of 4 years and shall be exercisable within the period as approved by the Committee. The exercise price of the RSU's will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant, as approved by the shareholders. Though these RSUs and ESOPs have not been granted as of March 31, 2017, in accordance with IFRS 2 Share-based Payment, the company has recorded employee stock based compensation expense for the same.

2011 RSU Plan (the 2011 Plan) now called 2015 Stock Incentive Compensation Plan ( the 2015 Plan): The Company had a 2011 RSU Plan which provided for the grant of restricted stock units (RSUs) to eligible employees of the Company. The Board of Directors recommended the establishment of the 2011 Plan to the shareholders on August 30, 2011 and the shareholders approved the recommendation of the Board of Directors on October 17, 2011 through a postal ballot. The maximum aggregate number of shares that may be awarded under the plan was 1,13,34,400 as on date of approval of plan adjusted for bonus shares and the plan was expected to continue in effect for a term of 10 years from the date of initial grant under the plan. Awards have been granted to the Dr Vishal Sikka under the 2011 RSU plan as detailed below. Further the Company has earmarked 1,00,000 equity shares for welfare activities of the employees, approved by the shareholders vide postal ballot which ended on March 31, 2016. The equity shares as of March 31, 2016 held under this plan, i.e. 1,12,23,576 equity shares (this includes the aggregate number of equity shares that may be awarded under the 2011 Plan as reduced by 10,824 equity shares already exercised by Dr. Vishal Sikka and 1,00,000 equity shares which have been earmarked for welfare activities of the employees) have been subsumed under the 2015 Plan.

During the year ended March 31, 2015, the company made a grant of 108,268 restricted stock units (adjusted for bonus issues) to Dr. Vishal Sikka, Chief Executive Officer and Managing Director. The Board in its meeting held on June 22, 2015, on recommendation of Nomination and Remuneration Committee, further granted 1,24,061 RSUs to Dr. Vishal Sikka. These RSUs are vesting over a period of four years from the date of the grant in the proportions specified in the award agreement. The RSUs will vest subject to achievement of certain key performance indicators as set forth in the award agreement for each applicable year of the vesting tranche and continued employment through each vesting date.

The award granted to Dr. Vishal Sikka on June 22, 2015 was modified by the Nomination and remuneration committee on April 14, 2016. There is no modification or change in the total number of RSUs granted or the vesting period (which is four years). The modifications relate to the criteria of vesting for each of the years. Based on the modification, the first tranche of the RSUs will vest subject to achievement of certain key performance indicators for the year ended March 31, 2016. Subsequent vesting of RSU's for each of the remaining years would be subject to continued employment.

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled share based payment transaction during the year ended March 31, 2017 is set out below:

Particulars	Year ended March 31, 2017
	Shares arising out of options	Weighted average exercise price ()
2015 Plan (Formerly 2011 Plan): Indian equity shares (RSU - IES)
Outstanding at the beginning*	2,21,505	5
Granted	18,78,025	5
Forfeited and expired	61,540	5
Exercised	34,062	5
Outstanding at the end	20,03,928	5
Exercisable at the end	–	–
2015 Plan (Formerly 2011 Plan): Employee Stock Options (ESOPs- IES)
Outstanding at the beginning	–	–
Granted	3,09,650	998
Forfeited and expired	–	–
Exercised	–	–
Outstanding at the end	3,09,650	998
Exercisable at the end	–	–

*adjusted for bonus issues (Refer note 2.17)

Particulars	Year ended March 31, 2017
	Shares arising out of options	Weighted average exercise price ($)
2015 Plan (Formerly 2011 Plan): American Depository Shares (RSU - ADS)
Outstanding at the beginning	–	–
Granted	9,96,665	0.07
Forfeited and expired	39,220	0.07
Exercised	–	–
Outstanding at the end	9,57,445	0.07
Exercisable at the end	–	–
2015 Plan (Formerly 2011 Plan): Employee Stock Options (ESOPs- ADS)
Outstanding at the beginning	–	–
Granted	8,96,200	15.26
Forfeited and expired	8,200	15.26
Exercised	–	–
Outstanding at the end	8,88,000	15.26
Exercisable at the end	–	–

The activity in the 2015 Plan (formerly 2011 RSU Plan) for equity-settled share based payment transaction during the year ended March 31, 2016 is set out below:

Particulars	Year ended March 31, 2016
	Shares arising out of options	Weighted average exercise price ()
2015 Plan (Formerly 2011 Plan): Indian equity shares (IES)
Outstanding at the beginning*	1,08,268	5
Granted	1,24,061	5
Forfeited and expired	–	–
Exercised*	10,824	5
Outstanding at the end	2,21,505	5
Exercisable at the end	–	–

*adjusted for bonus issues (Refer note 2.17)

During the year ended March 31, 2017 and March 31, 2016, the weighted average share price of options exercised under the 2015 Plan on the date of exercise was $16.10 and $16.

The following table summarizes information about equity settled RSUs and ESOPs outstanding as of March 31, 2017

	Options outstanding
Range of exercise prices per share ($)	No. of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price ($)
2015 Plan: ADS and IES
0.07 (RSU)	29,61,373	1.88	0.07
14 - 16 (ESOP)	11,97,650	7.09	15.83
	41,59,023	3.38	4.61

The weighted average remaining contractual life of RSUs outstanding as of March 31, 2016 under the 2015 Plan was 1.98 years.

The fair value of each equity settled RSU is estimated on the date of grant using the Black-Scholes-Merton model with the following assumptions:

Particulars	For options granted in
	Fiscal 2017- Equity Shares-RSU	Fiscal 2017- Equity shares ESOP	Fiscal 2017- ADS-RSU	Fiscal 2017- ADS- ESOP
Grant date	01-Nov-16	01-Nov-16	01-Nov-16	01-Nov-16
Weighted average share price () / ($- ADS)	989	989	15.26	15.26
Exercise price ()/ ($- ADS)	5.00	998	0.07	15.26
Expected volatility (%)	24-29	27-29	26-29	27-31
Expected life of the option (years)	1 - 4	3 - 7	1 - 4	3 - 7
Expected dividends (%)	2.37	2.37	2.29	2.29
Risk-free interest rate (%)	6- 7	6- 7	1 - 2	1 - 2
Weighted average fair value as on grant date () / ($- ADS)	929	285	14.35	3.46

Particulars	For options granted in
	Fiscal 2017- Equity Shares	Fiscal 2017- ADS	Fiscal 2016- Equity Shares	Fiscal 2015- Equity Shares
Grant date	01-Aug-16	01-Aug-16	22-Jun-15	21-Aug-14
Weighted average share price () / ($- ADS)*	1,085	16.57	1,024	3,549
Exercise price ()/ ($- ADS)*	5.00	0.07	5.00	5.00
Expected volatility (%)	25-29	26-30	28-36	30-37
Expected life of the option (years)	1 - 4	1 - 4	1 - 4	1 - 4
Expected dividends (%)	2.37	2.29	2.43	1.84
Risk-free interest rate (%)	6- 7	0.5 - 1	7- 8	8- 9
Weighted average fair value as on grant date () / ($- ADS)*	1,019	15.59	948	3,355

* Data for Fiscal 2015 is not adjusted for bonus issues

The expected term of the RSU / ESOP is estimated based on the vesting term and contractual term of the RSU / ESOP, as well as expected exercise behaviour of the employee who receives the RSU / ESOP. Expected volatility during the expected term of the RSU / ESOP is based on historical volatility of the observed market prices of the company's publicly traded equity shares during a period equivalent to the expected term of the RSU / ESOP.

The company recorded an employee stock compensation expense in the statement of comprehensive income for the year ended March 31, 2017 and March 31, 2016 of $17 million and $1 million, respectively. The cash settled stock compensation expense for the year ended March 31, 2017 was less than $1 million.

2.11 Income taxes

Income tax expense in the consolidated statement of comprehensive income comprises:

(Dollars in millions)

	Year ended March 31,
	2017	2016
Current taxes
Domestic taxes	616	642
Foreign taxes	226	167
	842	809
Deferred taxes
Domestic taxes	(1)	3
Foreign taxes	(7)	(13)
	(8)	(10)
Income tax expense	834	799

Income tax expense for the year ended March 31, 2017 and March 31, 2016 includes reversals (net of provisions) of $23 million and $47 million, respectively, pertaining to earlier periods.

Entire deferred income tax for fiscal 2017 and 2016 relates to origination and reversal of temporary differences.

A reconciliation of the income tax provision to the amount computed by applying the statutory income tax rate to the income before income taxes is summarized below:

(Dollars in millions)

	Year ended March 31,
	2017	2016
Profit before income taxes	2,974	2,851
Enacted tax rates in India	34.61%	34.61%
Computed expected tax expense	1,029	987
Tax effect due to non-taxable income for Indian tax purposes	(295)	(268)
Overseas taxes	112	109
Tax provision (reversals), overseas and domestic	(23)	(47)
Effect of differential overseas tax rates	10	1
Effect of exempt non operating income	(10)	(13)
Effect of unrecognized deferred tax assets	14	9
Effect of non-deductible expenses	4	30
Additional deduction on research and development expense	(8)	(9)
Others	1	–
Income tax expense	834	799

The applicable Indian statutory tax rate for fiscal 2017 and fiscal 2016 is 34.61%.

During the year ended March 31, 2017, the Group has claimed weighted tax deduction on eligible research and development expenditure based on the approval received from Department of Scientific and Industrial Research (DSIR) which is valid upto March 31, 2017. The weighted tax deduction is equal to 200% of such expenditure incurred. The company has applied for renewal of the R&D recognition with DSIR.

During year ended March 31, 2016 Infosys had claimed weighted tax deduction on eligible research and development till July 31, 2015 based on the approval received from Department of Scientific and Industrial Research (DSIR) on November 23, 2011 which was renewed effective April 2014. With effect from August 1, 2015 the business of Finacle, including the R&D activities, was transferred to its wholly owned subsidiary Edgeverve Systems Limited. However the approval for Edgeverve was effective April 2016.

The foreign tax expense is due to income taxes payable overseas, principally in the United States. In India, the Company has benefited from certain tax incentives that the Government of India has provided to the export of software for the units registered under the Special Economic Zones Act, 2005 (SEZ). SEZ units which began the provision of services on or after April 1, 2005 are eligible for a deduction of 100 percent of profits or gains derived from the export of services for the first five years from the financial year in which the unit commenced the provision of services and 50 percent of such profits or gains for further five years. Up to 50% of such profits or gains is also available for a further five years subject to creation of a Special Economic Zone Reinvestment Reserve out of the profit for the eligible SEZ units and utilization of such reserve by the Company for acquiring new plant and machinery for the purpose of its business as per the provisions of the Income Tax Act, 1961.

As of March 31, 2017, claims against the group not acknowledged as debts from the Indian Income tax authorities net of amount paid to statutory authorities of $722 million (4682 crore) amounted to $262 million (1,696 crore).

As of March 31, 2016, claims against the group not acknowledged as debts from the Indian Income tax authorities net of amount paid to statutory authorities of $662 million (4,383 crore) amounted to $1 million (7 crore).

Payment of $722 million ( 4,682 crore) includes demands from the Indian Income tax authorities of $944 million ( 6,122 crore), including interest of $291 million (1,885 crore) upon completion of their tax assessment for fiscal 2007, fiscal 2008, fiscal 2009, fiscal 2010, fiscal 2011, fiscal 2012 and fiscal 2013. The company has filed an appeal with the income tax appellate authorities.

Demand for fiscal 2007, fiscal 2008 and fiscal 2009 includes disallowance of a portion of the deduction claimed by the company under Section 10A of the income Tax Act as determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. Demand for fiscal 2007, fiscal 2008, fiscal 2009, fiscal 2010, fiscal 2011, fiscal 2012 and fiscal 2013 also includes disallowance of portion of profit earned outside India from the STP units under section 10A of the Income Tax Act and disallowance of profits earned from SEZ units under section 10AA of the Income Tax Act. Demand for fiscal 2012 & fiscal 2013 includes disallowance of certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover and disallowance of profits earned from SEZ units which commenced operations before 1st April 2009 under section 10AA of the Income Tax Act and also others. The matters for fiscal 2007, fiscal 2008, fiscal 2009 and fiscal 2013 are pending before the Commissioner of Income Tax (Appeals) Bangalore. The matter for fiscal 2010, fiscal 2011 and fiscal 2012 is pending before Hon’ble Income Tax Appellate Tribunal (ITAT) Bangalore. The company is contesting the demand and the management including its tax advisors believes that its position will likely be upheld in the appellate process. The management believes that the ultimate outcome of these proceedings will not have a material adverse effect on the Company's financial position and results of operations.

2.12 Reconciliation of basic and diluted shares used in computing earnings per share

The following is a reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share:

	Year ended March 31
	2017	2016
Basic earnings per equity share - weighted average number of equity shares outstanding(1)(2)	22856,39,447	22856,16,160
Effect of dilutive common equivalent shares	7,57,298	1,02,734
Diluted earnings per equity share - weighted average number of equity shares and common equivalent shares outstanding	22863,96,745	22857,18,894

(1) excludes treasury shares

(2) adjusted for bonus issues (Refer note 2.17)

For the year ended March 31, 2017, 112,190 number of options to purchase equity shares had an anti-dilutive effect.

For the year ended March 31, 2016, there was no outstanding options to purchase equity shares which had an anti-dilutive effect

2.13 Related party transactions

Infosys has provided guarantee for performance of certain contracts entered into by its subsidiaries.

Transactions with key management personnel

During the year ended March 31, 2017 , the company has additionally identified its Presidents - Mohit Joshi, Sandeep Dadlani, Rajesh K Murthy, Ravi Kumar S, and Group Head - Human Resources - Krishnamurthy Shankar as key managerial personnel as defined under IAS 24 – Related Party Disclosures w.e.f from October 14, 2016. The Company's Deputy General Counsel, Gopi Krishnan Radhakrishnan has assumed the responsibilities as acting General Counsel w.e.f. December 31, 2016.

The table below describes the compensation to key management personnel which comprise directors and executive officers:

(Dollars in millions)

	Year ended March 31,
	2017	2016
Salaries and other employee benefits to whole-time directors and executive officers(1)(2)(3)(4)(5)	12	15
Commission and other benefits to non-executive/ independent directors	2	2
Total	14	17

(1)	Includes employee stock compensation expense of $5 million and $1 million for the year ended March 31, 2017 and March 31, 2016, respectively towards key management personnel. Refer to note 2.10

(2)	Year ended March 31, 2017 includes $0.87 million payable under severance agreement to David Kennedy, who stepped down as General counsel and Chief compliance officer w.e.f December 31, 2016.

(3)	Year ended March 31, 2016 includes $2.58 million payable under severance agreement to Rajiv Bansal who stepped down as Chief Financial officer w.e.f October 12, 2015

(4)	The Board based on the recommendations of the Nominations committee approved on April 13, 2017, $0.82 million as variable pay to CEO for the year ended March 31, 2017. The shareholders vide postal ballot had approved a variable pay of $3 million at target.

Pursuant to the approval from the shareholders through postal ballot on March 31, 2016, Dr. Vishal Sikka is eligible to receive under the 2015 Plan, an annual grant of RSU's of fair value $2 million which vest over time, subject to continued service and an annual grant of performance based equity and stock options of $5 million subject to achievement of performance targets set by the Board or its committee, which vest over time. The Board based on the recommendations of the nominations committee approved on April 13, 2017, RSUs amounting to $1.9 Mn and ESOP's amounting to $ 0.96 Mn representing the performance based equity and stock options for the financial year 2017. Further, the Board also approved the annual time based vesting grant for financial year 2018 amounting to RSU's of $2 million.

The year ended March 31, 2016 includes provision for variable pay amounting to $4.33 million to CEO. The shareholders in the EGM dated July 30, 2014 had approved a variable pay of $4.18 million at a target level and also authorized the Board to alter and vary the terms of remuneration. Accordingly, the Board based on the recommendations of the Nominations committee approved on April 15, 2016, $4.33 million as variable pay for the year ended March 31, 2016.

(5)	On March 31, 2017, the shareholders vide postal ballot approved a revision in the salary of U.B. Pravin Rao, whole-time director and COO.

Investment in Associate

Share of associate profit/loss & others for the year ended March 31, 2017 includes an impairment loss of $3million on investment in DWA Nova LLC.

2.14 Segment Reporting

IFRS 8 establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. During the quarter ended March 31, 2016, the Group reorganized some of its segments to enhance executive customer relationships, improve focus of sales investments and increase management oversight consequent to which, erstwhile manufacturing segment is now being reviewed as Hi-Tech, Manufacturing and others included in ECS. Additionally, Infosys Public services (IPS) is being reviewed separately by the Chief Operating Decision Maker (CODM). Consequent to the internal reorganizations, there were changes effected in the reportable business segments based on the "management approach" as defined in IFRS 8, Operating Segments. The CODM evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by business segments and geographic segments. Accordingly, information has been presented both along business segments and geographic segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the significant accounting policies.

Business segments of the Group are primarily enterprises in Financial Services (FS), enterprises in Manufacturing (MFG), enterprises in Retail, Consumer packaged goods and Logistics (RCL), enterprises in the Energy & utilities, Communication and Services (ECS), enterprises in Hi-Tech (Hi-Tech), enterprises in Life Sciences, Healthcare and Insurance (HILIFE) and all other segments. The FS reportable segments has been aggregated to include the Financial Services operating segment and the Finacle operating segment. All other segments represents the operating segments of businesses in India, Japan and China and IPS. Geographic segmentation is based on business sourced from that geographic region and delivered from both on-site and off-shore locations. North America comprises the United States of America, Canada and Mexico, Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom, and the Rest of the World comprising all other places except those mentioned above and India. Consequent to the above changes in the composition of reportable business segments, the prior period comparatives have been restated.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for “all other segments” represents revenue generated by IPS and revenue generated from customers located in India, Japan and China. Allocated expenses of segments include expenses incurred for rendering services from the Company's offshore software development centres and on-site expenses, which are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Geographical information on revenue and business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

2.14.1 Business Segments

Year ended March 31, 2017 and March 31, 2016

(Dollars in millions)

	FS	MFG	ECS	RCL	HILIFE	Hi-Tech	All other segments	Total
Revenues	2,765	1,119	2,300	1,673	1,258	763	330	10,208
	2,590	1,047	2,061	1,556	1,231	756	260	9,501
Identifiable operating expenses	1,382	584	1,107	802	623	396	210	5,104
	1,248	555	944	742	585	371	156	4,601
Allocated expenses	607	259	532	387	291	177	76	2,329
	606	257	505	381	302	185	65	2,301
Segment profit	776	276	661	484	344	190	44	2,775
	736	235	612	433	344	200	39	2,599
Unallocable expenses								255
								224
Operating profit								2,520
								2,375
Other income, net								459
								476
Share in associate's profit / (loss)								(5)
								–
Profit before Income taxes								2,974
								2,851
Income tax expense								834
								799
Net profit								2,140
								2,052
Depreciation and amortisation								254
								222
Non-cash expenses other than depreciation and amortisation								1
								2

2.14.2 Geographic Segments

Year ended March 31, 2017 and March 31, 2016

(Dollars in millions)

	North America	Europe	India	Rest of the World	Total
Revenues	6,320	2,295	325	1,268	10,208
	5,957	2,186	246	1,112	9,501
Identifiable operating expenses	3,222	1,147	149	586	5,104
	2,936	1,060	109	496	4,601
Allocated expenses	1,460	529	66	274	2,329
	1,459	534	51	257	2,301
Segment profit	1,638	619	110	408	2,775
	1,562	592	86	359	2,599
Unallocable expenses					255
					224
Operating profit					2,520
					2,375
Other income, net					459
					476
Share in associate's profit / (loss)					(5)
					–
Profit before Income taxes					2,974
					2,851
Income Tax expense					834
					799
Net profit					2,140
					2,052
Depreciation and amortisation					254
					222
Non-cash expenses other than depreciation and amortisation					1
					2

2.14.3 Significant clients

No client individually accounted for more than 10% of the revenues for the year ended March 31, 2017 and March 31, 2016.

2.15 Break-up of expenses

Cost of sales

(Dollars in millions)

	Year ended March 31,
	2017	2016
Employee benefit costs	4,987	4,627
Deferred purchase price pertaining to acquisition	–	23
Depreciation and amortisation (refer to note 2.7)	254	222
Travelling costs	246	250
Cost of technical sub-contractors	571	537
Cost of software packages for own use	118	111
Third party items bought for service delivery to clients	120	81
Operating lease payments	46	37
Consultancy and professional charges	4	3
Communication costs	39	27
Repairs and maintenance	46	28
Provision for post-sales client support	12	1
Others	3	3
Total	6,446	5,950

Sales and marketing expenses

(Dollars in millions)

	Year ended March 31,
	2017	2016
Employee benefit costs	405	403
Travelling costs	52	54
Branding and marketing	51	44
Operating lease payments	10	7
Consultancy and professional charges	7	7
Communication costs	3	3
Others	7	4
Total	535	522

Administrative expenses

(Dollars in millions)

	Year ended March 31,
	2017	2016
Employee benefit costs	220	206
Consultancy and professional charges	103	107
Repairs and maintenance	145	131
Power and fuel	34	33
Communication costs	40	38
Travelling costs	35	41
Rates and taxes	22	17
Operating lease payments	17	11
Insurance charges	8	9
Impairment loss recognised/(reversed) on financial assets	21	(7)
Commission to non-whole time directors	2	1
Contributions towards Corporate Social Responsibility	34	33
Others	26	34
Total	707	654

2.16 Dividends

The Company declares and pays dividends in Indian rupees. The remittance of dividends outside India is governed by Indian law on foreign exchange and is subject to applicable distribution taxes.

The amount of per share dividend recognized as distributions to equity shareholders for the year ended March 31, 2017 includes final dividend of 14.25/- per equity share (approximately $0.22 per equity share) and an interim dividend of 11/- per equity share ($0.17 per equity share). The amount of per share dividend recognized as distributions to equity shareholders for the year ended March 31, 2016 includes final divided of 29.50/- per equity share ($0.47 per equity share) (not adjusted for June 17, 2015 bonus issue) and an interim dividend of 10/- per equity share ($0.15 per equity share).

The Board of Directors, in their meeting on October 14, 2016, declared an interim dividend of 11/- per equity share ($0.17 per equity share), which resulted in a net cash outflow of approximately $453 million, (excluding dividend paid on treasury shares) inclusive of corporate dividend tax.

The Board of Directors, in its meeting on April 13, 2017, have proposed a final dividend of 14.75/- per equity share ($0.23 per equity share) for the financial year ended March 31, 2017. The proposal is subject to the approval of shareholders at the Annual General Meeting to be held on June 24, 2017 and if approved would result in a cash outflow of approximately $626 million (excluding dividend paid on treasury shares), including corporate dividend tax.

2.17 Share capital and share premium

The Company has only one class of shares referred to as equity shares having a par value of 5/-. The Company has allotted 1,148,472,332 fully paid up equity shares of face value 5/- each during the three months ended June 30, 2015 pursuant to a bonus issue approved by the shareholders through postal ballot. Book closure date fixed by the Board was June 17, 2015. Bonus share of one equity share for every equity share held, and a stock dividend of one American Depositary Share (ADS) for every ADS held, respectively, has been allotted. Consequently, the ratio of equity shares underlying the ADSs held by an American Depositary Receipt holder remains unchanged. Options granted under the restricted stock unit plan have been adjusted for bonus shares. 11,289,514 and 11,323,576 shares were held by controlled trust, as of March 31, 2017 and March 31, 2016, respectively.

The amount received in excess of the par value has been classified as share premium. Additionally, share-based compensation recognized in net profit in the consolidated statement of comprehensive income is credited to share premium. Amounts have been utilised for bonus issue from share premium account.

The accompanying notes form an integral part of the condensed consolidated interim financial statements for and on behalf of the Board of Directors of Infosys Limited

	R. Seshasayee Chairman	Dr. Vishal Sikka Chief Executive Officer and Managing Director	U. B. Pravin Rao Chief Operating Officer and Whole-time Director

Bengaluru April 13, 2017	Roopa Kudva Director	M. D. Ranganath Chief Financial Officer	A.G.S Manikantha Company Secretary